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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Red Lion Hotels Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
756764106
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	756764106	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS: Heather H. Barbieri

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		973,693 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		624,366 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		973,693 shares

WITH:	8	SHARED DISPOSITIVE POWER:

624,366 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,598,059 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	756764106	Page	3	of	6 Pages

1	NAMES OF REPORTING PERSONS: DKB and HHB Unity Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
91-6365600

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Washington, U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		624,366 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

624,366 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

624,366 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

3.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Page	4	of	6	Pages
Item 1.
(a)	Name of Issuer Red Lion Hotels Corporation

(b)	Address of Issuer’s Principal Executive Offices 201 West North River Drive, Suite 100, Spokane, WA 99201
Item 2.
(a)	Name of Person Filing * (1) Heather H. Barbieri (2) DKB and HHB Unity Trust

*	This Schedule 13G/A is subject to a Joint Filing Agreement filed as an exhibit to the Schedule 13G on February 14, 2005.
(b)	Address of Principal Business Office or, if none, Residence 201 W. North River Dr. #100, Spokane, WA 99201**

**	This address applies to all persons specified above in 2(a)
(c)	Citizenship (1) United States of America (2) Washington, U.S.A.
(d)	Title of Class of Securities Common Stock, $0.01 par value
(e)	CUSIP Number 756764106

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Page	5	of	6	Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

As of December 31, 2006, 1,598,059 shares may be deemed beneficially owned within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 by Heather H. Barbieri, which includes 181 shares held in Ms. Barbieri’s 401(k), 560,700 shares held by the Heather Barbieri Family LLC and 624,366 shares held by the DKB and HHB Unity Trust, an irrevocable trust, of which Ms. Barbieri and her ex-spouse, Donald K. Barbieri, are co-trustees. Ms. Barbieri otherwise disclaims beneficial ownership of the shares held by the DKB and HHB Unity Trust.

624,366 shares are beneficially owned by the DKB and HHB Unity Trust.

(b)	Percent of class:
For information regarding percent of class with respect to the above listed shares, refer to Item 11 of the Cover Pages.

(c)	Number of shares as to which the person has: For information on voting and dispositive power with respect to the above listed shares, refer to Items 5-8 of the Cover Pages

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.☑.
This statement is being filed in part to report that the DKB and HHB Unity Trust is the beneficial owner of less than 5% of the common stock of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Page	5	of	6	Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007	/s/ Heather H. Barbieri
Heather H. Barbieri
DKB AND HHB UNITY TRUST

Dated: February 13, 2007	/s/ Heather H. Barbieri
	Name:	Heather H. Barbieri
	Title:	Trustee

Dated: February 13, 2007	/s/ Donald K. Barbieri
	Name:	Donald K. Barbieri
	Title:	Trustee